WESTERN COPPER AND GOLD CORPORATION
(Formerly Western Copper Corporation)

Suite 2050, 1111 W. Georgia Street
Vancouver, British Columbia V6E 4M3
Telephone: (604) 684-9497
Facsimile: (604) 669-2926

INFORMATION CIRCULAR

(As at May 16, 2013, except as indicated)

Western Copper and Gold Corporation (“Western”, the “Issuer” or the “Company”) is providing this Information Circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the “Meeting”) of the Company to be held on June 20, 2013 and at any adjournments. Unless the context otherwise requires, when we refer in this Information Circular to the Company, its subsidiaries are also included. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy. The persons whose names are printed in the enclosed form of proxy are officers or directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc. by mail, by fax, or by hand at:

Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1

Fax within North America: 1-866-249-7775 Fax outside North America: 416-263-9524 not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the Shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a “Nominee”). If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting. Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder. The Nominees often have their own form of proxy mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order to ensure that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the Meeting.

The Company is not using the “notice-and-access” delivery procedures recently established under Canadian securities legislation. The Company is not forwarding meeting materials directly to “non-objecting beneficial owners”. The Company does intend to pay for an intermediary to deliver to “objecting beneficial owners” the proxy-related materials and Form 54-101F7.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value (the “Common Shares”) of which 93,799,503 Common Shares are issued and outstanding. Persons who are registered shareholders of Common Shares at the close of business on May 16, 2013 will be entitled to receive notice of, and vote at, the Meeting and will be entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The proposed nominees in the list that follows are, in the opinion of the Company, well qualified to direct the Company’s activities for the ensuing year and have confirmed their willingness to serve as directors, if elected. Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is set out in the table below. All such nominees were elected to the Board at the 2012 annual meeting of shareholders of the Company.

Name, Jurisdiction of Residence and Position (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Date First Became a Director of the Company	Number of Common Shares Beneficially Owned, Controlled or Directed, directly or indirectly (2)
Dale Corman Chair, CEO, and Director British Columbia, Canada	Chairman of the Board and Chief Executive Officer of Western Copper and Gold Corporation.	April 2006	5,719,100
Robert Byford (3) (4) Director British Columbia, Canada	Chartered Accountant; former partner with KPMG LLP, an accountancy.	September 2009	72,575
Robert Gayton (3) (5) Director British Columbia, Canada	Chartered Accountant; financial consultant to the mineral exploration and development industry since 1990.	May 2006	115,400
David Williams (3) (4) (5) Director Ontario, Canada	President of Roxborough Holdings Limited, a private holding company since 1995.	May 2006	725,000 (6)
Klaus Zeitler (4) (5) Director British Columbia, Canada	President of Amerigo Resources Ltd., a mineral processing company, formerly Senior Vice- president, Teck Cominco Limited, a mining company.	May 2006	97,500

(1)	The information as to country and province or state of residence, and principal occupation, not being within the knowledge of the Company, has been furnished by the respective nominees.

(2)

Common shares beneficially owned, controlled or directed, directly or indirectly, as at May 16, 2013 based upon information obtained from System for Electronic Disclosure by Insiders. Unless otherwise indicated, such shares are held directly.

(3)	Member of Audit Committee.

(4)	Member of Corporate Governance and Nominating Committee.

(5)	Member of Compensation Committee.

(6)	Of these shares, 150,000 are held indirectly in the name of Seed Foundation, a private company controlled by Mr. Williams.

Dale Corman

Dale Corman, B.Sc., P.Eng., has served as Chief Executive Officer, Director, and Chairman of the Board Directors since the Company’s inception in 2006. From 1995 to 2006, he was Chairman of the Board of Directors and Chief Executive Officer of Western Silver Corporation. He has 30 years’ experience as a senior corporate officer of publicly listed companies in Canada and the United States, as well as extensive expertise in mineral and geothermal exploration and development, property evaluation and acquisition, project financing, and corporate management. Mr. Corman received a B.S. in geology from Rensselaer Polytechnic Institute in Troy, New York, in 1961 and obtained Professional Engineer status in Ontario in 1972.

Mr. Corman is a Director of Spanish Mountain Gold [TSXV:SPA], NorthIsle Copper and Gold Inc. [TSXV:NCX], and Copper North Mining Corp. [TSXV:COL].

Robert Byford

Robert M. Byford, FCA, has served as director since 2009. He is a former partner of KPMG LLP and Senior Vice President and Director of KPMG Corporate Finance Inc. He has a background in audit and tax and acquired significant experience with numerous public companies during his 39 years with KPMG and predecessor firms. In 1983, Mr. Byford became Managing Partner of the BC Region consulting practice and was a founding partner of the firm’s Corporate Finance Practice. Mr. Byford has acted as lead financial adviser on a wide range of finance, divestiture and acquisition transactions in many industry sectors. He was an elected Governor of the Vancouver Stock Exchange and has been a frequent speaker on corporate governance, securities and corporate finance matters. He graduated from Simon Fraser University in 1969 and obtained his professional qualification as a Chartered Accountant in 1971. Mr. Byford was elected a fellow of the Institute of Chartered Accountants of British Columbia in 2009 for outstanding service to the community and the profession.

Robert Gayton

Robert Gayton, B.Comm., Ph.D., FCA, has served as Director, and Chairman of the Audit Committee since the Company’s inception in 2006.

Dr. Gayton is a Chartered Accountant and holds a Ph.D. – Accounting/Finance from the University of California, Berkeley (1973). Dr. Gayton was a member of the Business School faculties at Berkeley and the University of BC from 1965 to 1974.

In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

He is currently a director and chair/member of the audit and other committees of the following companies: Amerigo Resources Ltd. [TSX:ARG], B2 Gold Corp. [TSX:BTO], Eastern Platinum Limited [TSX & AIM:ELR], Nevsun Resources Ltd. [TSX & NYSE MKT:NSU], and Silvercorp Metals Inc. [TSX & NYSE:SVM].

David Williams

David Williams., MBA, LL.B has served as Director since the Company’s inception in 2006. Mr. Williams currently manages investments for his family holding company and is involved in a number of charitable organizations. He is a Director of Atlantis Systems Corp. [NEX:AIQ.H] and SQI Diagnostics [TSXV:SQD]. Mr. Williams holds a Master of Business Administration Degree from Queens University and a Doctor of Civil Laws Degree from Bishops University.

Klaus Zeitler

Klaus Zeitler, Ph.D., has served as Director since the Company’s inception in 2006. Dr. Zeitler was the founder and CEO of Inmet Mining Corp. from 1987 to 1996. Dr. Zeitler was Senior Vice President of Teck Cominco Limited from 1997 to 2002, and previously was on the Board of Directors of Teck Corp. from 1981 to 1997 and Cominco Limited from 1986 to 1996. Dr. Zeitler is President, CEO, and Director of Amerigo Resources Ltd. [TSX:ARG] and he is the Chairman and a Director of Los Andes Copper Ltd. [TSXV:LA], and of Rio Alto Mining Limited [TSX:RIO]. He is also a Director of Vena Resources Inc. [TSX:VEM].

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

Robert Gayton was a director of Newcoast Silver Mines Ltd. at the date of a cease trade order by the British Columbia Securities Commission (“BCSC”) on September 30, 2003 and by the Alberta Securities Commission (“ASC”) on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

David Williams was a director of Roador Industries Ltd. when it was delisted from the TSX Venture Exchange on June 30, 2010 for failure to file financial statements. The BCSC and the Ontario Securities Commission issued cease trade orders against Roador Industries Ltd. in February 2011 for failure to file financial statements. The cease trade orders are still in effect.

David Williams was a director of Octagon Industries Inc. when the BCSC and the ASC each issued a cease trade order against Octagon Industries Inc. in June 2004 for being in default of requirements concerning filing financial statements.

Other than disclosed above, no proposed director:

a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, chief executive officer (“CEO”), or chief financial officer (“CFO”) of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity of director, CEO or CFO, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting as director, CEO, or CFO of such company; or

b)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director, CEO or CFO of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

e)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Majority Voting Policy

The Board has adopted a policy which requires, in an uncontested election of directors, that any nominee in respect of whom a greater number of votes “withheld” than votes “for” are validly cast will promptly submit his or her offer of resignation for the consideration of the Corporation’s Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will make a recommendation to the Board after reviewing the matter as to whether to accept or reject the resignation. In considering the resignation offer, the Corporate Governance and Nominating Committee and the Board will consider all factors they deem relevant, and the Board’s decision as to accept or reject the resignation offer will be disclosed to the public. A director who offers his or her resignation pursuant to this policy will not participate in any meeting of the Board or the Corporate Governance and Nominating Committee at which the resignation offer is considered. This policy does not apply in circumstances involving contested director elections.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Western is an exploration and development company directly engaged in advancing its Casino Project to production. The Casino deposit holds significant copper, gold, and molybdenum resources. It is located in Yukon, Canada.

The boom in the mining industry in recent years has created a competitive environment for qualified individuals. To be successful, Western must offer compensation that is competitive with other companies of similar size and structure. Due to its small size and early stage of development (i.e. exploration and development), Western’s process for determining executive compensation is relatively simple. The Company’s compensation program is not based on specific criteria or formal objectives. The Company’s Board of Directors (the “Board”) relies primarily on Board discussion to set salary levels and determine discretionary awards. The performance indicators used to assess executive officers are more subjective than they might be in larger operating companies. The Board believes that this process is appropriate given the Company’s size and stage of development.

Role of the Compensation Committee

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including benefit plans. To determine compensation payable, including stock options, the Compensation Committee relies on its knowledge of compensation levels of directors, CEOs, and other senior management positions of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.

The Compensation Committee is comprised of three independent directors who meet at least twice annually. One or more of these meetings may occur within regular Board meetings. Klaus Zeitler, the Chair of the Compensation Committee, has served on the committee since June 2007. Robert Gayton was last appointed to the committee in August 2010. He previously served on the committee from 2006 to 2007. David Williams was appointed in July 2012. Each of these members has extensive experience in executive compensation through their current and previous roles as directors and/or officers of companies in the mining industry. The Board believes that the Compensation Committee collectively has the knowledge, experience and background required to fulfill its mandate. The members have the following skills and experience that enable them to make decisions on the suitability of the Company’s compensation policies and practices.

  Klaus Zeitler – Dr. Zeitler has significant experience managing mining and mineral exploration companies as an executive and as a director. In these roles, Dr. Zeitler has been responsible for the overall management of the companies, including the management of their human resources.

  Robert Gayton – Over the last 11 years, Dr. Gayton has been a director of numerous publicly traded mining and mineral exploration companies. In these roles, he has gained significant experience, including management of executive compensation and human resources.

  David Williams – While serving as their director, Mr. Williams has been responsible for the overall management of a number of publicly traded enterprises, including the management of human resources.

The Company has not retained a compensation consultant or advisor at any time since the Company’s most recently completed financial year to assist the Board or the Compensation Committee in determining compensation for any of the Company’s directors or executive officers.

Role of the Executive Officers

The Company’s Chief Executive Officer makes recommendations to the Compensation Committee regarding executive officer base salary adjustments, bonuses, and stock option grants. The Chief Executive Officer also makes recommendations to the Compensation Committee regarding the participation in the Company’s stock-based compensation plans and amendments to such plans, as necessary.

The Compensation Committee reviews the basis for these recommendations and can exercise its discretion in modifying any of the recommendations prior to making its recommendations to the Board.

Objectives and Overview of the Compensation Program

The objective of the Company’s compensation program is to attract, retain, and motivate performance of members of senior management of a quality and nature that will enhance the growth and overall long-term value of the Company.

The following executive compensation principles guide the Company’s overall compensation:

  Compensation levels should be sufficiently competitive to facilitate recruitment and retention of experienced high caliber executives in the competitive mining industry, while being fair and reasonable to shareholders;

  The compensation program should align executives’ long-term financial interests with those of the Company’s shareholders by providing equity-based incentives. The two-year vesting period of stock option awards ensures that executives have the incentive to increase the price of the Company’s shares over a period of time; and

  Compensation should be transparent so that both executives and shareholders understand the executive compensation program.

Elements of Executive Compensation

During the financial year ended December 31, 2012, Western’s executive compensation program consisted of the following elements:

  Base Salaries;

  Bonuses;

  Stock options; and

  Other compensation, including perquisites such as medical benefits.

Western’s strategy is to provide an overall competitive compensation package. The Company believes that to be competitive in its industry, an executive compensation package must consist of the above-noted elements. The specific rationale and design of each of these elements are outlined in detail below.

For the remainder of this Compensation Discussion and Analysis, the individuals included in the “Summary Compensation Table”, below, are referred to as the “Named Executive Officers” or “NEOs”.

Base Salaries

Base salaries are a key element of the Company’s compensation package because they are the first base measure to compare relative to peer groups. Salaries are fixed and are used as the base to determine other elements of compensation and benefits.

The Board establishes salary levels based on what it determines to be competitive relative to the responsibilities associated with each position and its knowledge of comparable positions within the industry. No formal benchmarking is performed.

Bonuses

Bonuses are a variable element of compensation designed to reward the Company’s Named Executive Officers for contributing to the overall value of the Company. These bonuses are discretionary awards.

Bonuses are at the discretion of the Board. The Board awards bonuses through discussion, taking into account each NEO’s overall performance during the year and general market conditions.

The Company awarded a total of $122,500 in bonuses to its Named Executive Officers during the financial year ended December 31, 2012. $71,900 was awarded during the financial year ended December 31, 2011.

Stock Options

Stock options are a variable and discretionary element of compensation intended to reward the Company’s Named Executive Officers for their contribution towards the Company’s sustained growth and increases in the Company’s share price.

The Company’s stock option plan has been and will be used to provide stock options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the long-term operating performance of the Company. In determining the number of stock options to be granted to the Named Executive Officers, the Board takes into account the number of stock options, if any, previously granted to each Named Executive Officer, and the exercise price of any outstanding stock options to closely align the interests of the Named Executive Officers with the interests of shareholders and to ensure that such grants are in accordance with the policies of the TSX. See the “Summary Compensation Tables” herein for the list of stock options granted to executive officers during the year-ended December 31, 2012.

Other Compensation/Perquisites

The Company’s executive employee benefit program includes life, medical, dental and disability insurance and parking privileges. Such benefits and perquisites are designed to be competitive with equivalent positions in comparable organizations in Canada.

Compensation Risk

The Board of Directors and its Committees have not proceeded to an evaluation of the implications of the risks associated with the Company’s compensation policies and practices.

Hedging of Economic Risks in the Company’s Securities

The Company has not adopted a policy to prohibit NEOs and directors from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Performance Graph

The following performance graph illustrates the Company’s cumulative total shareholder return over the five (5) most recently completed financial years compared to the return on a comparable investment in the S&P/TSX Composite Index. The share trading data is as reported by the TSX.

From January 1, 2008 to December 31, 2012, the movement of Western’s share price has been much more volatile than that of the S&P/TSX Composite Index. The changes to NEO salaries are described in the Summary Compensation Table, below. A significant portion of the NEO compensation is in the form of stock options. This form of compensation is tied directly to Western’s share price. As a result, NEOs have seen the value of this compensation increase and decrease significantly based on the performance of Western’s share price.

SUMMARY COMPENSATION TABLE

The following table (presented in accordance with National Instrument Form 51-102F6 Statement of Executive Compensation (“Form 51-102F6”)) sets forth all annual and long term compensation for services in all capacities to the Company for the three (3) most recently completed financial years of the Company (to the extent required by the Form 51-102F6) in respect of each Named Executive Officer.

Summary Compensation Table for financial years ending on or after December 31, 2010(1)

Name and Principal Position	Year	Salary ($)	Option-based Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)	Total Compensation ($)
				Annual Incentive Plans	Long- term Incentive Plans
Dale Corman Chief Executive Officer (3)	2012	175,000	68,130	17,500	Nil	Nil	260,630
	2011	200,000	426,000	20,000	Nil	Nil	646,000
	2010	200,000	17,472	20,000	Nil	Nil	237,472
Julien François VP – Finance and CFO(4)	2012	160,625 (7)	51,100	17,500	Nil	Nil	229,225
	2011	152,700 (7)	266,250	16,900	Nil	Nil	435,850
	2010	150,000	58,240	15,000	Nil	Nil	223,240
Paul West-Sells President and COO(5)	2012	205,313 (7)	68,130	22,500	Nil	Nil	295,943
	2011	190,000 (7)	426,000	20,000	Nil	Nil	636,000
	2010	189,167	72,800	18,900	Nil	Nil	280,867
Cameron Brown(6) VP Engineering	2012	121,875 (7)	68,130	65,000	Nil	Nil	255,005
	2011	146,250 (7)	266,250	15,000	Nil	Nil	427,500
	2010	91,750	87,360	8,300	Nil	Nil	187,410

(1)	There were no share-based awards and no pension value awards during the years presented.

(2)

These amounts represent the value of stock options granted to the respective Named Executive Officer measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values, including the key assumptions and estimates, used and described in the Company’s financial statements. The dollar amount in this column represents the total value ascribed to the stock options at the time of original grant. It does not reflect any incremental fair value calculated as a result of the modification of the exercise price pursuant to the plan of arrangement completed on October 17, 2011. See “Option Repricings” below.

(3)	Dale Corman also serves a director of the Company, but receives no compensation for services as a director. His salary was reduced from $200,000 to $175,000 effective January 1, 2012.

(4)	Julien François’ salary increased from $150,000 to $175,000 on April 1, 2011.

(5)

Paul West-Sells’ salary increased from $200,000 to $225,000 effective January 1, 2012. His salary was increased from $175,000 to $200,000 in July 2010 following his promotion from Executive Vice President Corporate Development to President and Chief Operating Officer (“COO”).

(6)	Cameron Brown was appointed VP Engineering on July 16, 2010. Until such date, Mr. Brown acted as the Company’s Engineering Manager on a part-time basis.

(7)

The Company is party to a shareholders’ cost-sharing arrangement with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by the Company, Copper North Mining Corp., and NorthIsle Copper and Gold Inc. Ravenwolf provides administration, accounting and other services to the Company on a cost-recovery basis. The compensation shown in the table above represents the compensation paid to Mr. Brown, Mr. François, and Dr. West-Sells for services rendered to the Company. Their salary is allocated to each participating company based on the amount of time that individual spends working on each company’s activities, if any.

INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards

The following table sets forth information concerning all awards outstanding under option-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted share-based awards.

Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)
Dale Corman	25,000	1.14	June 24, 2013	6,250
	30,000	0.55	May 12, 2014	25,200
	30,000	0.79	July 16, 2015	18,000
	200,000	2.84	July 6, 2016	Nil
	200,000	0.80	July 12, 2017	118,000
Julien François	75,000	1.14	June 24, 2013	18,750
	75,000	0.55	May 12, 2014	63,000
	100,000	0.79	July 16, 2015	60,000
	125,000	2.84	July 6, 2016	Nil
	150,000	0.80	July 12, 2017	88,500
Paul West-Sells	75,000	1.14	June 24, 2013	18,750
	75,000	0.55	May 12, 2014	63,000
	125,000	0.79	July 16, 2015	75,000
	200,000	2.84	July 6, 2016	Nil
	200,000	0.80	July 12, 2017	118,000
Cameron Brown	50,000	1.14	June 24, 2013	12,500
	50,000	0.55	May 12, 2014	42,000
	150,000	0.79	July 16, 2015	90,000
	125,000	2.84	July 6, 2016	Nil
	200,000	0.80	July 12, 2017	118,000

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $1.39, and the exercise price of the option.

During the financial year ended December 31, 2012, the NEOs received the above-noted stock options expiring on July 12, 2017. The stock options were granted on July 12, 2012 at an exercise price of $0.80 and vest in three equal segments after 12, 18, and 24 months, respectively.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to Named Executive Officers are as follows:

Name	Option-Based Awards – Value Vested During The Year (1) ($)
Dale Corman	9,700
Julien François	32,333
Paul West-Sells	40,417
Cameron Brown	48,500

(1)

This amount is calculated by obtaining the difference between the closing market price of the underlying common shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the closing market price on the vesting date, no value is ascribed to the options.

PENSION PLAN BENEFITS

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Change of Control

The Named Executive Officers’ employment agreements provide for a severance payment upon a Change of Control. To be entitled to the severance payment, the NEO must resign or be terminated within 6 months of the Change of Control. If a NEO resigns or is terminated within that period, the NEO is entitled to the severance payment.

All NEOs, except for the Chief Executive Officer, Dale Corman, will receive their salary to the date of resignation or termination following a Change of Control plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of the NEO’s base salary for a period of twenty four (24) months and the amount of benefits reasonably calculated to be payable to the NEO for a period of twenty four (24) months.

Dale Corman, the Chief Executive Officer, will receive his salary to the date of resignation or termination following a Change of Control plus any amounts then accrued for vacation and benefits to that date and an amount equivalent to the monthly installments of his base salary for a period of thirty six (36) months and the amount of benefits reasonably calculated to be payable for a period of thirty six (36) months.

Any stock options granted that have not vested at the time of a Change of Control will vest effective immediately at the time of a Change of Control and shall expire upon the earliest of their normal expiry date or upon six (6) months from the Date of Termination or Resignation.

A “Change of Control” is defined in the employment agreements as the acquisition by any person, or by any person and its affiliates and whether directly or indirectly, of common shares of the Company which, when added to all other common shares of the Company at the time held by such person and its affiliates, totals for the first time 35% of the outstanding common shares of the Company.

Estimated Incremental Payment on Change of Control

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon a Change of Control assuming that the Change of Control occurred on December 31, 2012.

	Dale Corman	Julien François	Paul West-Sells	Cameron Brown
Severance Period	36 months	24 months	24 months	24 months
Severance Payment	$525,000	$350,000	$450,000	$300,000
Unvested Stock Options (1)	$118,000	$88,500	$118,000	$118,000
Total	$643,000	$438,500	$568.000	$418,000

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $1.39, and the exercise price of the options. If the stock options are not “in-the-money”, no value is ascribed to options held.

Termination Without Cause

The Named Executive Officers’ employment agreements also provide for a severance payment upon termination without cause. Upon written notice of termination (the “Date of Termination”), each NEO is entitled to a payment consisting of:

a)	the NEO’s salary to the Date of Termination, plus any amounts then accrued for vacation and benefits; and

b)

the salary that would otherwise have been payable to the NEO for the six (6) month period following the Date of Termination and the amount of benefits reasonably calculated to be payable over that time and an additional month’s salary for every full year of service to the Company and the amount of benefits reasonably calculated to be payable over that time.

Any stock options granted that have not vested at the Date of Termination will vest effective on the Date of Termination and shall expire upon the earliest of their normal expiry date (assuming no termination) or upon six (6) months from the Date of Termination.

If there is a Change of Control within 180 days following a NEO’s termination without cause, the NEO would receive the difference between the payment received as a result of the termination without cause and the payment pursuant to a Change in Control plus the salary, vacation, and benefits that would have accrued from the Date of Termination to the Change in Control.

Estimated Incremental Payment on Termination Without Cause

The following table provides details regarding the estimated incremental payments from the Company to each of the Named Executive Officers upon Termination without cause assuming that the Date of Termination was December 31, 2012.

	Dale Corman	Julien François	Paul West-Sells	Cameron Brown
Severance Period	13 months	13 months	13 months	13 months
Severance Payment	$189,600	$189,600	$243,750	$162,500
Unvested Stock Options (1)	$118,000	$88,500	$118,000	$118,000
Total	$307,600	$278,100	$361,750	$280,500

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $1.39, and the exercise price of the options. If the stock options are not “in-the-money”, no value is ascribed to options held.

DIRECTOR COMPENSATION

Standard Compensation Arrangements

Each non-executive director of the Company currently receives an annual retainer fee of $20,000, paid quarterly, meeting fees for each Board or committee of the Board meeting attended to a maximum of $800 per day, and reimbursement from the Company for all reasonable travel expenses incurred in connection with Board or committee of the Board meetings. The Chair of the Audit Committee, Dr. Gayton, receives an additional of $5,000 per year, paid quarterly. Directors who are employees of the Company, such as Mr. Corman, receive no additional compensation for serving on the Board.

Summary Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year:

Director Name (1)	Fees Earned ($)	Option-Based Awards (2) ($)	All Other Compensation ($)	Total ($)
Robert Byford	27,200	34,065	Nil	61,265
Robert Gayton	32,200	34,065	Nil	66,265
David Williams	27,200	34,065	Nil	61,265
Klaus Zeitler	24,000	34,065	Nil	58,065

(1)	Relevant disclosure has been provided in the Summary Compensation Table for financial year(s) ending on or after December 31, 2010 for Dale Corman who is a director and a Named Executive Officer.

(2)

These amounts represent the fair value of stock options granted to the respective director measured as at the grant date. The methodology used to calculate these amounts was the Black-Scholes model. This is consistent with the accounting values used in the Company’s financial statements. None of these stock options vested during the financial year ended December 31, 2012.

Incentive Plan Awards - Outstanding Option-Based Awards

Non-executive directors are also eligible to receive stock options under the Company’s Stock Option Plan. The purpose of granting such options is to assist the Company in attracting, compensating, retaining, and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders. The Company has not granted any share-based awards.

During the financial year ended December 31, 2012, each non-executive director received stock options for the purchase of 100,000 shares in their capacity as directors of Western. The stock options were granted on July 12, 2012 at an exercise price of $0.80, vest in three equal segments after 12, 18, and 24 months, respectively, and expire after a period of 5 years.

The following table sets forth information concerning all awards outstanding under stock-based incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)
Robert Byford	100,000	1.85	October 19, 2014	Nil
	30,000	0.79	July 16, 2015	18,000
	100,000	2.84	July 6, 2016	Nil
	100,000	0.80	July 12, 2017	59,000
Robert Gayton	25,000	1.14	June 24, 2013	6,250
	30,000	0.55	May 12, 2014	25,200
	30,000	0.79	July 16, 2015	18,000
	100,000	2.84	July 6, 2016	Nil
	100,000	0.80	July 12, 2017	59,000
David Williams	25,000	1.14	June 24, 2013	6,250
	30,000	0.55	May 12, 2014	25,200
	30,000	0.79	July 16, 2015	18,000
	100,000	2.84	July 6, 2016	Nil
	100,000	0.80	July 12, 2017	59,000
Klaus Zeitler	25,000	1.14	June 24, 2013	6,250
	30,000	0.55	May 12, 2014	25,200
	30,000	0.79	July 16, 2015	18,000
	100,000	2.84	July 6, 2016	Nil
	100,000	0.80	July 12, 2017	59,000

(1)

This amount is calculated based on the difference between the market value of the common shares underlying the options at the end of the most recently completed financial year, which was $1.39, and the exercise price of the option.

Incentive Plan Awards - Value Vested Or Earned During The Year

The value vested or earned during the most recently completed financial year of option-based incentive plan awards granted to directors who are not Named Executive Officers are as follows:

Director	Option-Based Awards - Value Vested During The Year (1) ($)
Robert Byford	9,700
Robert Gayton	9,700
David Williams	9,700
Klaus Zeitler	9,700

(1)

This amount is calculated by obtaining the difference between the market price of the underlying common shares on the stock option vesting date and the exercise price of the options under the option-based award. If the exercise price of the options was greater than the market price on the vesting date, no value is ascribed to options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER STOCK OPTION PLAN

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (i.e. excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	5,273,667	$1.50	4,104,583

The Company’s stock option plan (the “Stock Option Plan”) was last approved by shareholders on June 21, 2012. Based on the Company’s Stock Option Plan, the Company may grant stock options for the purchase of up to 10% of issued and outstanding capital at the time of grant. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options typically vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. Additional stock options may be granted as additional shares are issued.

As of May 16, 2013, there are 5,206,667 stock options granted under the Stock Option Plan, representing approximately 5.6% of the Company’s issued and outstanding share capital of 93,799,503 Common Shares. Based upon the issued capital of the Company as at the date of this Information Circular and the number of stock options currently outstanding under the Stock Option Plan, the Company can issue a further 4,173,283 stock options.

The purpose of the Stock Option Plan is to attract and motivate directors, officers, employees of, and service providers to, the Issuer and its subsidiaries (collectively, the “Optionees”) and thereby advance the Company’s interests by affording such persons with an opportunity to acquire an equity interest in the Company through the stock options. The Stock Option Plan authorizes the Board of Directors (or Compensation Committee) to grant stock options to the Optionees on the following terms:

1.

The number of shares subject to stock option is determined by the Board of Directors of the Company (or the compensation committee) provided that the Stock Option Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

a.	the number of common shares of the Company reserved for issuance to insiders pursuant to all share compensation arrangements exceeding 10% of the common shares then outstanding; or

b.	the number of common shares of the Company issued to insiders within a one year period pursuant to all share compensation arrangements exceeding 10% of the common shares then outstanding;

c.

the number of common shares of the Company issued to any insider and such insider’s associates within a one year period pursuant to the exercise of stock options granted exceeding 5% of the common shares then outstanding;

d.

the number of common shares of the Company reserved for issuance to any one insider of the Company and such insider’s associates exceeding, within a one year period, 5% of the common shares then outstanding.

2.

The outstanding issue is determined on the basis of the number of common shares of the Company outstanding immediately prior to any share issuance, excluding shares issued pursuant to share compensation arrangements over the preceding one-year period.

3.

The maximum number of common shares of the Company which may be issued pursuant to stock options granted under the Stock Option Plan, unless otherwise approved by shareholders, is 10% of the issued and outstanding common shares at the time of the grant. Any increase in the issued and outstanding common shares of the Company will result in an increase in the available number of common shares of the Company issuable under the Stock Option Plan, and any exercises of stock options will make new grants available under the Stock Option Plan.

4.	The Stock Option Plan must be approved and ratified by shareholders every three years.

5.

The exercise price of an option may not be set at less than the closing price of the common shares of the Company on the Toronto Stock Exchange (the “TSX”) on the trading day immediately preceding the date of grant of the option.

6.

The stock options may be exercisable for a period of up to ten years, such period and any vesting schedule to be determined by the Board of Directors of the Company (or compensation committee) of the Company, and are non-assignable, except in certain circumstances.

7.

The stock options can be exercised by the Optionee as long as the Optionee is a director, officer, employee or service provider to the Company or its subsidiaries or within a period of not more than 30 days after ceasing to be a director, officer, employee or service provider or, if the Optionee dies, within one year from the date of the Optionee’s death.

8.	On the receipt of a takeover bid, issuer bid, going private transaction or change of control, any unvested stock options shall be immediately exercisable.

9.

The directors of the Company may from time to time in the absolute discretion of the directors amend, modify and change the provisions of a stock option or the Stock Option Plan without obtaining approval of shareholders to:

a.	make amendments of a “housekeeping” nature;

b.	change vesting provisions;

c.	change termination provisions for an insider provided that the expiry date does not extend beyond the original expiry date;

d.	change termination provisions which does extend beyond the original expiry date for an Optionee who is not an insider;

e.	reduce the exercise price of a stock option for an Optionee who is not an insider;

f.

implement a cashless exercise feature, payable in cash or securities, provided that such feature provides for a full deduction of the number of shares from the number of common shares reserved under the Stock Option Plan; and

g.	make any other amendments of a non-material nature which are approved by the TSX.

All other amendments will require approval of shareholders and the TSX.

OPTION REPRICINGS

The Company completed a statutory arrangement on October 17, 2011, pursuant to which it spun out assets to two new reporting issuers, as described in an information circular (which includes the plan of arrangement) filed on SEDAR on September 2, 2011 (the “Arrangement”). Pursuant to the terms of the Arrangement and the Stock Option Plan, the exercise price of the stock options outstanding as of the date of the Arrangement were adjusted to reflect the asset spin-out. The Arrangement was approved by the Company’s shareholders.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 16, 2013, there was no indebtedness outstanding of any current or former director, executive officer or employee of the Company or any of its subsidiaries which is owing to the Company or any of its subsidiaries or to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, entered into in connection with a purchase of securities or otherwise.

No individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Company, no proposed nominee for election as a director of the Company and no associate of such persons:

(i)	is or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any of its subsidiaries; or

(ii)

is indebted to another entity, which indebtedness is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, in relation to a securities purchase program or other program.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or any of its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

Ratification and Approval of the Shareholder Rights Plan

The following is only a summary of certain provisions of the Shareholder Rights Plan, as such term is defined below, and is qualified in its entirety by the provisions of the Shareholder Rights Plan. Defined terms used in this section and not defined herein have the meaning ascribed to them in the Shareholder Rights Plan. A shareholder or other interested party may obtain a copy of the Rights Plan Agreement by contacting the Chief Financial Officer of the Company at Suite 2050 - 1111 West Georgia Street, Vancouver BC, V6E 4M3, or by accessing the Company’s publicly filed documents, including the Rights Plan Agreement, on SEDAR at www.sedar.com.

Effective April 24, 2013, the board of directors of the Company (the “Board”) adopted a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan has been implemented by way of a shareholder rights plan agreement (the “Rights Plan Agreement”) dated April 24, 2013 between the Company and Computershare Investor Services Inc., as rights agent. The Board adopted the Rights Plan to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid or similar offer for all or a portion of the outstanding common shares of the Company.

At the Meeting, shareholders of the Company will be asked to consider and, if thought advisable, to ratify, confirm and approve by means of an ordinary resolution, the Rights Plan Agreement. Approval of the Rights Plan Agreement by the shareholders of the Company is required by the terms of the Rights Plan Agreement and by the TSX.

Recommendation of the Board

The Board has determined that the Rights Plan Agreement is and continues to be in the best interests of the Company and its shareholders. The Board recommends that shareholders vote in favour of the resolution approving, confirming and ratifying the Rights Plan Agreement and authorizing the issuance of Rights pursuant thereto.

Background to the Rights Plan Agreement

The Rights Plan Agreement has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The Rights Plan Agreement was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the common shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their common shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring. The directors need time in order to have any real ability to consider these alternatives.

Potential Advantages of the Rights Plan Agreement

The Board believes that, under the current rules relating to take-over bids and tender offers in Canada, there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value. Under current rules, a take-over bid must remain open in Canada for a minimum of 35 days. Accordingly, the directors believe the Rights Plan Agreement continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan Agreement will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders. The Rights Plan Agreement will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquirer is likely to pay upon an acquisition of control. By motivating would-be acquirors to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holding, in any acquisition of control of the Company.

The Rights Plan Agreement is not intended to prevent a take-over or deter fair offers for securities of the Company. The Board believes that the Rights Plan Agreement will not adversely limit the opportunity for shareholders to dispose of their common shares through a take-over bid or tender offer which provides fair value to all shareholders. The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for common shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan Agreement

Because the Rights Plan Agreement may increase the price to be paid by an acquirer to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan Agreement may reduce the likelihood of a take-over bid being made for the outstanding common shares of the Company. Accordingly, the Rights Plan Agreement may deter some take-over bids that shareholders might wish to receive.

Term

Provided the Rights Plan Agreement is confirmed at the Meeting, the Rights Plan will remain in effect until termination of the annual meeting of shareholders of the Company in 2016 unless the term of the Rights Plan Agreement is terminated earlier. The Rights Plan may be extended beyond 2016 for an additional three-year period by resolution of shareholders at such meeting in accordance with the provisions of the Rights Plan Agreement, and for subsequent three-year periods on the same basis. If the Rights Plan Agreement is not confirmed at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting and all Rights issued under the Rights Plan will be cancelled.

Issue of Rights

One right (a “Right”) has been issued by the Company pursuant to the Rights Plan Agreement in respect of each Common Share outstanding at 4:00 p.m. (Vancouver time) on April 24, 2013 (the “Record Time”). One Right will also be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the Expiration Time (as defined in the Rights Plan Agreement).

Rights Exercise Privilege

The Rights will separate from the common shares to which they are attached and become exercisable at the time (the “Separation Time”) which is 10 trading days following the earlier of the date a person becomes an Acquiring Person (as defined below) or the date of commencement or announcement of an intention to make a take-over bid that is not an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).

Any transaction or event in which a person (an “Acquiring Person”), including associates and affiliates and others acting in concert, acquires (other than pursuant to an exemption available under the Rights Plan or a Permitted Bid) Beneficial Ownership (as defined in the Rights Plan Agreement) of 20% or more of the voting shares of the Company is referred to as a “Flip-in Event”. Upon the occurrence of a Flip-in Event, any Rights held by an Acquiring Person on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void and the Rights (other than those held by the Acquiring Person) will permit the holder to purchase common shares at a 50% discount to their market price. A person, or a group acting in concert, who is the beneficial owner of 20% or more of the outstanding common shares as of the Record Time is exempt from the dilutive effects of the Rights Plan.

The issuance of the Rights is not dilutive until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which shareholders currently hold or trade their common shares.

Certificates and Transferability

Prior to the close of business on the earlier of the Separation Time and the Expiration Time, the Rights will be evidenced by a legend imprinted on certificates for common shares issued after the Record Time.

Rights are also attached to common shares outstanding at the Record Time, although share certificates issued prior to the Record Time will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the common shares and will not be exercisable or transferable separately from the common shares. From and after the Separation Time and prior to the Expiration Time, the Rights will become exercisable, will be evidenced by Rights certificates and will be transferable separately from the common shares.

Permitted Bid Requirements

A “Permitted Bid” is a take-over bid made by means of a take-over bid circular and that also complies with the following:

(a)	the take-over bid is made to all holders of voting shares as registered on the books of the Company, other than the offeror, for all of the voting shares held by them;

(b)

the take-over bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no voting shares will be taken up or paid for pursuant to the take-over bid prior to the close of business on the date which is not less than 60 days following the date of the take-over bid and only if at such date more than 50% of the voting shares held by independent shareholders shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(c)

the take-over bid contains an irrevocable and unqualified provision that, unless the take- over bid is withdrawn, voting shares may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which voting shares may be taken up and paid for and that any voting shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(d)

the take-over bid contains an irrevocable and unqualified provision that if, on the date on which voting shares may be taken up and paid for, more than 50% of the voting shares held by independent shareholders shall have been deposited pursuant to the take-over bid and not withdrawn, the offeror will make a public announcement of that fact and the take- over bid will remain open for deposits and tenders of voting shares for not less than ten business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it must expire prior to the expiry of that Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days in accordance with applicable securities legislation.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a take-over bid by way of a take-over bid circular sent to all holders of voting shares on terms which the Board considers fair to all shareholders. In such circumstances, the Board may waive the application of the Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Rights Plan in respect of a particular take-over bid shall also constitute a waiver of any other take-over bid which is made by means of a take-over bid circular to all holders of voting shares while the initial take-over bid is outstanding. The Board may also waive the application of the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company at the time of the granting of the waiver by the Board. With the prior consent of the holders of voting shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of voting shares otherwise than pursuant to a take-over made by means of a take-over bid circular to holders of voting shares, waive the application of the Rights Plan to such Flip-in Event.

The Board may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a take-over bid in respect of which the Board has waived the application of the Rights Plan.

Board of Directors

The adoption of the Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, if or when a take-over bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate. It is not the intention of the Board to secure the continuance of existing directors or officers to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director. The proxy mechanism of the Business Corporations Act (British Columbia) is not affected by the Rights Plan Agreement, and a shareholder may use his, her or its statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding common shares to requisition the Board to call a meeting of shareholders.

Amendment

The Company may, prior to the date of the Meeting, without the approval of the holders of Rights or common shares, supplement or amend the Rights Plan Agreement and may, after the date of the Meeting (provided the Rights Plan Agreement is ratified, confirmed and approved by shareholders at the Meeting) with the prior approval of shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary or delete any of the provisions of the Rights Plan Agreement. The Company may make amendments to the Rights Plan Agreement at any time to correct any clerical or typographical error or, subject to confirmation at the next meeting of shareholders, make amendments which are required to maintain the validity of the Rights Plan Agreement due to changes in any applicable legislation, rules or regulations.

Existing Charter Provisions

The Notice of Articles and Articles of the Company do not contain any provisions intended by the Company to have, or, to the knowledge of the Board having, an anti-takeover effect. However, the power of the Board to issue additional common shares (although subject to restrictions imposed by applicable law and regulatory requirements) could be used to dilute the share ownership of persons seeking to obtain control of the Company.

Voting Requirements

The Rights Plan Agreement provides that it must be ratified by shareholders of the Company not later than October 24, 2013. The TSX also requires that such ratification be obtained. The Rights Plan Agreement must be ratified by a majority of the votes cast at the Meeting by holders of common shares, and, if applicable, by a separate majority vote excluding any votes cast by (i) any shareholder that, directly or indirectly, on its own or in concert with others holds or exercises control over more than 20% of the outstanding common shares, and (ii) the associates, affiliates and insiders of such shareholders. Management of the Company is not aware of any shareholder who will be ineligible to vote on the confirmation of the Rights Plan Agreement at the Meeting.

Text of Ordinary Resolution to Approve Rights Plan

The ordinary resolution shareholders will be asked to approve at the Meeting is as follows:

“RESOLVED THAT:

1.

the shareholder rights plan agreement dated April 24, 2013 between the Company and Computershare Investor Services Inc. be and is hereby ratified, confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

2.	the actions of the directors and officers of the Company in executing and delivering the shareholder rights plan agreement be and the same are hereby ratified, confirmed, approved and authorized; and

3.

any one director or officer of the Company be and is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the said agreement.”

Ratification and Approval of Advance Notice Policy

On April 24, 2013, the Board adopted an advance notice policy (the “Advance Notice Policy”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice Policy is to (i) ensure that all shareholders receive adequate notice of director nominations and sufficient time and information with respect to all nominees to make appropriate deliberations and register an informed vote; and (ii) facilitate an orderly and efficient process for annual or, where the need arises, special meetings of shareholders of the Company. The Advance Notice Policy fixes the deadlines by which shareholders of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in a written notice to the Company for any director nominee to be eligible for election at such annual or special meeting of shareholders.

A copy of the Company’s Advance Notice Policy is attached to this Information Circular as Schedule C. In order to remain effective following the Meeting, the Advance Notice Policy must be ratified, confirmed and approved by the shareholders of the Company at the Meeting.

The following is a brief summary of certain provisions of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy.

1.

Other than pursuant to (i) a proposal made in accordance with the Business Corporations Act (British Columbia) (the “Act”), or (ii) a requisition of the shareholders made in accordance with the provisions of the Act, shareholders of the Company must give advance written notice to the Company of any nominees for election to the board of directors.

2.

The Advance Notice Policy fixes a deadline by which shareholders of the Company must submit, in writing, nominations for directors to the Corporate Secretary of the Company prior to any annual or special meeting of shareholders, and sets forth the specific information that such shareholders must include with their nominations in order to be effective. Only persons who are nominated in accordance with the Advance Notice Policy are eligible for election as directors of the Company.

3.

For an annual meeting of shareholders, notice to the Company must be not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, notice may be given not later than the close of business on the 10th day following such public announcement.

4.

For a special meeting of shareholders (that is not also an annual meeting), notice to the Company must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made.

5.

The time periods for giving notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of notice as described above.

For the purposes of the Advance Notice Policy, “public announcement” means disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on SEDAR at www.sedar.com.

The Board may, in its sole discretion, waive any provision or requirement of the Advance Notice Policy.

If approved at the Meeting, the Advance Notice Policy will continue to be effective in accordance with its terms. The Advance Notice Policy will be subject to annual review by the Board, and will be updated from time to time to reflect changes required by securities regulatory agencies or stock exchange, or to conform to industry standards, as determined by the Board.

If not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force and effect from and after the termination of the Meeting.

Accordingly, at the Meeting, shareholders will be asked to approve the following ordinary resolution approving the Advance Notice Policy in the following form:

“UPON MOTION IT WAS RESOLVED that:

1.	the Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Company’s Information Circular dated May 16, 2013 be and is hereby ratified, confirmed, authorized and approved;

2.

the board of directors of the Company be and is hereby authorized, in its sole discretion, to administer the Advance Notice Policy and amend or modify the same from time to time in accordance with the provisions thereof, without further shareholder approval, to reflect the changes required by securities regulatory agencies or stock exchanges, to conform to industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.

any one director or officer of the Company is hereby authorized and directed to carry out any act for and on behalf of the Company and to execute and deliver such deeds, documents and other instruments in writing as he or she in his or her discretion may consider necessary for the purpose of giving effect to these resolutions and to do all such other acts and things as such director or officer may determine to be necessary or advisable to give effect to the intent of these resolutions.”

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval of the Advance Notice Policy.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company. Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office for the ensuing year at remuneration to be fixed by the directors. PricewaterhouseCoopers LLP was first appointed in 2006.

MANAGEMENT CONTRACTS

No management function of the Company or subsidiary is performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

AUDIT COMMITTEE

The Company’s Audit Committee is governed by a written charter that sets out its mandate and its duties and responsibilities. A copy of the charter and the disclosure required by Multilateral Instrument 52-110 Audit Committees is contained in the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2012. The Company’s AIF is available under the Company’s profile on SEDAR at www.sedar.com.

The members of the Audit Committee are Robert Gayton (Chairman), Robert Byford, and David Williams, all of whom are independent.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), discloses its corporate governance practices in Schedule A, attached to this information circular.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.westerncopperandgold.com. Comparative financial information is provided in the Company’s audited annual consolidated financial statements and management discussion and analysis for the most recently completed financial year. Both of these documents are filed on SEDAR.

Shareholders may contact the Company at 604-684-9497 or toll free at 1-888-966-9995 to request copies of the Company’s financial statements and management discussion and analysis.

DIRECTORS’ APPROVAL

The contents of this management information circular and the sending thereof to the shareholders of the Company have been approved by the Board.

/s/ Dale Corman
Dale Corman
Chief Executive Officer and Chairman of the Board of Directors

Vancouver, British Columbia
May 16, 2013

SCHEDULE A - CORPORATE GOVERNANCE PRACTICES TABLE

The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101.

GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101			WESTERN COPPER AND GOLD CORPORATION (the “Company” or “Corporation”)
1.	Board of Directors

	(a)	Disclose the identity of the directors who are independent.	The Board of directors of the Corporation (the “Board”) considers that Robert Byford, Robert Gayton, David Williams, and Klaus Zeitler are independent within the meaning of NI 58-101.

	(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination	The Board considers that Dale Corman is not an independent director and has a material relationship with the Company because of his position as Chief Executive Officer of the Corporation.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of the directors are independent. The Board is composed of five directors, four of whom are independent.

	(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.	The following directors currently serve on the Board of the reporting issuers listed below:

			Dale Corman	Copper North Mining Corp.
NorthIsle Copper and Gold Inc.
Spanish Mountain Gold Ltd.

			Robert Gayton	Amerigo Resources Ltd.
B2 Gold Corp.
Eastern Platinum Limited
Nevsun Resources Ltd.
Silvercorp Metals Inc.

			David Williams	Atlantis Systems Corp.
SQI Diagnostic Inc.

			Klaus Zeitler	Amerigo Resources Ltd.
Los Andes Copper Ltd.
Rio Alto Mining Limited
Vena Resources Inc.

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors do not have regularly scheduled meetings. However, they have the opportunity to hold ad hoc meetings that are not attended by the non-independent directors and members of management and they avail themselves of this opportunity, at their entire discretion, whenever they deem necessary. In 2012, no such meetings were held.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The chair of the Board, Dale Corman, is not an independent director for the purposes of NI 58-101. The Board regularly reviews the need to appoint an independent lead director. The independent directors have the opportunity to hold ad hoc meetings that are not attended by the non-independent directors and member of management and they avail themselves of this opportunity at their entire discretion.

The Board provides leadership to its independent directors by promoting frank discussion inside and outside of formal Board meetings, by encouraging independent directors to bring forth agenda items, and by providing independent directors with access to senior management, outside advisors, and unfettered access to information regarding the Company’s activities.

(g)	Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer’s most recently completed financial year.

During the financial year ended December 31, 2012, the Board held six meetings, the Audit Committee held four meetings, the Compensation Committee held two meetings, and the Corporate Governance and Nominating Committee held two meetings. Many matters delegated to the committees are discussed and approved at Board meetings. The Board considers this method to be appropriate given the Board’s small size.

Board
		Dale Corman (Chair)	6 of 6
		Robert Byford	6 of 6
		Robert Gayton	6 of 6
		Ian Watson	3 of 6 (1)
		David Williams	6 of 6
		Klaus Zeitler	6 of 6

Audit Committee
		Robert Gayton (chair)	4 of 4
		Robert Byford	4 of 4
		David Williams	4 of 4

Compensation Committee
		Klaus Zeitler (chair)	2 of 2
		Robert Gayton	2 of 2
		Ian Watson	1 of 2 (1)
		David Williams	1 of 2 (1)

Corporate Governance and Nominating Committee
		Robert Byford (chair)	2 of 2
		Ian Watson	1 of 2 (1)
		David Williams	2 of 2
		Klaus Zeitler	1 of 2 (1)

(1) Ian Watson resigned from the Board effective July 12, 2013. Subsequent to Mr. Watson’s resignation, Mr.Williams was appointed to the Compensation Committee and Mr. Zeitler was appointed to the Corporate Governance and Nominating Committee.

2.	Board Mandate

(a) Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has responsibility for the supervision and management of Western’s business. It has adopted a formal mandate setting out the Board’s responsibilities.

The text of the Board mandate can be found on the Company’s website: www.westerncopperandgold.com. It is also attached below as Schedule B.

3.	Position Descriptions

(a)

Disclose whether or not the Board has developed position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

Given the size of the company, the Board does not believe that it is necessary to develop a formal written position description for the chair of the board or the chair of each Board committee. The primary role of the chair of the Board and each committee is managing the affairs of the Board or committee, including ensuring the Board or committee is properly organized, functions effectively, and meets its obligations and responsibilities as set out in its Charter.

(b)

Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has adopted a formal written description for the CEO position. The CEO’s duties and responsibilities are outlined in his employment agreement.

4.	Orientation and Continuing Education

(a)

Briefly describe what measures the Board takes to orient new directors regarding: (i) the role of the Board, its committees and its directors; and (ii) the nature and operations of the issuer’s business.

New Board members meet with the chair of the Board and relevant committee(s) and are provided with technical reports, the Company’s internal financial information, and access to management, technical experts, and consultants.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends, market developments, and changes in legislation with management’s assistance, and to attend related industry seminars and visit the Company’s properties.

Board meetings include presentations by the Company’s senior management in order to give the directors full insight into the Company’s operations. Board members have full access to the Company’s records. Directors attend conferences and seminars relevant to their particular expertise.

5.	Ethical Business Conduct

	(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:	The Board has adopted a Code of Business Conduct (the “Code”). All directors, management, and employees must abide by the Code.

		(i) disclose how a person or company may obtain a copy of the code;	The Code is available under the Company’s profile at www.sedar.com and on the Company’s website at www.westerncopperandgold.com.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

The Board has instructed management to bring any breaches of the Code to the attention of the chair of the Board and the chair of the Audit Committee. Management and employees may report breaches in the Code confidentially and anonymously through the Company’s whistleblower hotline. The Board keeps a record of departures from the Code as well as waivers requested and granted.

(iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There was no required material change report filed by the Company since the beginning of the most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Corporate Governance and Nominating Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

All directors, officers, and employees are provided a copy of the Code and are expected and required to adhere to the highest ethical standards.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Company has adopted a Whistleblower Policy which allows its directors, officers, and employees who feel that a violation of the Code has occurred, or who have concerns regarding financial statement disclosure issues, accounting, or internal controls, to report such violation or concerns on a confidential and anonymous basis. Such reporting can be made by e-mail or telephone through an independent reporting agency used by the Company for this purpose. Once received, complaints are forwarded to the chair of the Audit Committee who then investigates each matter so reported and takes corrective and disciplinary action, if appropriate. Complaints may also be made internally.

6.	Nomination of Directors

	(a)	Describe the process by which the Board identifies new candidates for Board nomination.

The Board and the Corporate Governance and Nominating Committee identify potential Board candidates by determining the perceived needs of the Board and consulting with members of the Board and representatives of the mining industry for possible candidates that will meet the Board’s requirements.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The members of the Corporate Governance and Nominating Committee are Robert Byford, David Williams and Klaus Zeitler, all of whom are independent directors.

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Corporate Governance and Nominating Committee is responsible for evaluating the effectiveness of the Company’s corporate governance practices, assessing the effectiveness of the Board, and recommending changes to the Board, as required.

7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Board and the Compensation Committee determine compensation for the Company’s directors and executive officers by relying on the Committee members’ knowledge of compensation paid for directors and executive officers of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and executive officers while taking into account the financial and other resources of the Company.

Further information regarding compensation paid to directors and executives is available in the Executive Compensation and Director Compensation sections of this Information Circular.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The members of the Compensation Committee are Robert Gayton, David Williams and Klaus Zeitler, all of whom are independent.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee is appointed by the Board of Directors to assist the Board in fulfilling its responsibility to shareholders by reviewing and providing recommendations to the Board relating to human resource and compensation issues, including stock option and benefit plans.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant or advisor since the since the beginning of the issuer’s most recently completed financial year.

8.	Other Board Committees

	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board committees consist of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.
9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Board conducts informal annual assessments of the Board’s effectiveness, including each of its committees and individual directors. As part of the assessments, the Board and its committees compare their performance to their role and responsibilities as set out in their respective mandate or charter. Assessment of individual directors is performed through informal discussion with the chair.

The Audit Committee conducts an annual review and assessment of its performance, including compliance with its role and responsibilities as set out in its charter.

SCHEDULE B – BOARD OF DIRECTORS MANDATE

A.	INTRODUCTION AND PURPOSE

1.

The Board of Directors’ (the “Board”) primary responsibility is to foster the long-term success of the Corporation as consistent with the Board’s fiduciary responsibility to the shareholders to maximize shareholder value.

2.

The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This mandate is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

B.	COMPOSITION AND BOARD ORGANIZATION

1.

The Board shall be composed of not fewer than three directors and not more than the maximum number of directors allowed by the articles of the Corporation. The specific number of directors shall be set by the Board each year. The majority of the directors shall be independent directors.

2.	Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee of the Board.

3.

The Board shall meet at least four times each year. The Chair may call additional meetings as required. In addition, a meeting may be called by the President or Chief Executive Officer (“CEO”), any member of the Board or as otherwise provided by law.

4.	The independent directors will meet on a regularly scheduled basis at which non-independent directors and member of management are not in attendance [NP 58-201, s. 3.3].

5.

The Board shall have the right to determine who shall and who shall not be present at any time during at Board meeting. Members of senior management of the Corporation are expected to be available to attend the Board’s meetings or portions thereof.

6.

Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibility of those committees will be as set forth in their charters, as approved by the Board and amended from time to time.

C.	DUTIES AND RESPONSIBILITIES

Managing the Affairs of the Board

1.

The Board operates by delegating certain of its authorities to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section D. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

a.	Planning its composition and size [NP 58-201, s. 3.12];

b.	Nominating candidates for election to the Board;

c.	Appointing committees and approving their respective charters and the limits of authority delegated to each committee;

d.	Determining director compensation

e.

Approving and directing the implementation of corporate governance practices and procedures aimed at having independent, informed oversight by Board members of management and management’s conduct of the business of the Corporation and its subsidiaries, including the approval of the mandate for the Board and its committees [NP 58- 201, s. 3.4(g)];

f.	Assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities [NP 58-201, s. 3.18].

Management and Human Resources

2.	The Board has the responsibility for:

a.

The appointment and succession of the CEO and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties [NP58-201, s. 3.4(d)];

b.	Approving a position description for the CEO [NP58-201, s. 3.5];

c.	Reviewing CEO performance at least annually, against agreed-upon objectives;

d.	Monitoring compliance with the Corporations’ Code of Business Conduct, including the granting of waivers for the benefit of directors or officers of the Corporation [NP 58-201, s. 3.9];

e.

To the extent possible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers evoke a culture of integrity throughout the organization [NP58-201, s. 3.4(a)];

f.	Approving decisions relating to senior management, including the:

i)	Appointment and discharge of officers of the Corporation and members of the senior leadership team;

ii)	Acceptance by the executive officers of outside directorships or trusteeships on public and private companies or entities (other than not-for-profit organizations);

iii)	Annual Corporation performance objective utilized in determining incentive compensation or other awards to officers; and

iv)

Employment contracts, termination and other special arrangements with executive officers, or other employee groups if such action is likely to have a subsequent material impact on the Corporation or its basic human resource and compensation policies.

g.	Taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management [NP58-201, s. 3.4(d)];

h.	Approving certain matters relating to employees, as applicable, including:

i)	the annual salary policy/program for employees;

ii)	new benefit programs or changes to existing programs that would create a change in cost to the Corporation annually; and

iii)	Material benefits granted to retiring employees outside of benefits received under approved benefit programs.

Strategy and Plans

3.	The Board has the responsibility to:

a.

Adopt a strategic planning process and, at least annually, approve the Corporation’s strategic plan which takes into account, among other things, the opportunities, risks and ethics of the business [NP58-201, s. 3.4(b)];

b.	Approve capital and expenditure budgets and related operating plans;

c.	Approve financial and operating objectives used in determining compensation;

d.	Approve material divestitures and acquisitions; and

e.	Monitor management’s achievements in implementing the Corporation’s strategies and objectives, in light of changing circumstances.

Financial and Corporate Issues

4.	The Board has the responsibility to:

a.	Take reasonable steps to ensure the implementation and integrity of the Corporation’s internal control and management information systems [NP58-201, s. 3.4(f)];

b.	Monitor operational and financial results;

c.	Review and approve the annual financial statements and management’s discussion and analysis for the Corporation;

d.	Review and approve the unaudited interim financial statements and management’s discussion and analysis for the Corporation, if such task has not been delegated to the Audit Committee;

e.	Approve the disclosure included in the Management Proxy Circular, information circular, Annual Information Form and documents incorporated by reference therein;

f.	Declare dividends to shareholders, if applicable;

g.

Approve financings , changes in authorized capital, issue and repurchase of securities, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

h.	Recommend appointment of external auditors;

i.	Approve banking resolutions and significant changes in banking relationships;

j.	Approve appointments, or material changes in relationships with corporate trustees;

k.	Approve contracts, leases and other arrangements or commitments that may have a material impact on the Corporation;

l.	Approve spending authority guidelines; and

m.	Approve the commencement or settlement of litigation that may have a material impact on the Corporation.

Business and Risk Management

5.	The Board has the responsibility to:

a.	Take all reasonable steps to ensure that management has identified the principal risks of the Corporation’s business and implemented appropriate systems to manage these risks [NP58- 201, s. 3.4(c)];

b.	Receive, at least annually, reports from management on matters relating to, among others, ethical conduct and employee health and safety; and

c.	Review insurance coverage of significant business risks and uncertainties.

Policies and Procedures

6.	The Board has a responsibility to:

a.	Monitor compliance with all significant policies and procedures by which the Corporation is operated; and

b.	Review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

Compliance Reporting and Corporate Communications

7.	The Board has the responsibility to:

a.

Take all reasonable steps to ensure the Corporation has in place effective communication processes with shareholders and other stakeholders and financial, regulatory and other recipients [NP58-201, s. 3.4(e) and (i)];

b.	Approve interaction with shareholders on all items requiring shareholder approval;

c.	Take all reasonable steps to ensure that the financial performance of the Corporation is adequately reported to shareholders, other securities holders and regulators on a timely and regular basis;

d.	Take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles; and

e.	Report annually to shareholders on the Board’s stewardship for the preceding year.

Orientation and Continuing Education

8.	The Board has the responsibility to:

a.

Ensure that all new directors receive a comprehensive orientation respecting the nature and operation of the Corporation’s business as well as the role of the Board and its committees and the contribution which individual directors are expected to make [NP58-201, s. 3.6];

b.

Ensure that directors are provided with continuing education opportunities so that directors may maintain or enhance their skills and abilities as directors as well as ensure that their knowledge and understanding of the Corporation’s business remains current [NP58-201, s. 3.7];

D.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

1.	The Board is responsible for

a.	Directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

b.	Approving changes in the By-laws and Articles of incorporation, and any matters requiring shareholder approval and agendas for shareholder meetings;

c.	Approving the Corporation’s legal structure and vision statement;

d.	Taking all reasonable steps to ensure compliance with all material legal requirements applicable to the Corporation, including, but without limitation, corporate and securities law; and

e.	Performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees or the Board or to management.

E.	EXPECTATIONS OF THE BOARD OF DIRECTORS

1.	Each Board member is expected to:

a.	Allow sufficient time to review meeting materials;

b.	Be prepared for Board meetings;

c.	Attend most, if not all, Board meetings and applicable meetings of committees of the Board;

d.	Be a team member during important periods in the Corporation’s growth and transition;

e.	Respect and adhere to the Corporation’s Code of Conduct and promote its corporate values including innovation, entrepreneurship, respect for others, risk-taking and being a team player;

f.	Have a deep interest in the Corporation’s business and demonstrate business savvy;

g.	Be clearly aligned with and represent and protect the interest of all shareholders;

h.	Have prudent financial judgment at all times;

i.	Devote time to the position, both inside and outside the boardroom;

j.	Set aside his or her personal agenda and diligently seek to improve his or her own effectiveness through consideration for others on the Board, management, employees and associated business community;

k.	Be compatible but forthright and speak up regarding management’s assumptions;

l.	Aspire to be admired by fellow directors for courage, integrity, and consensus building skills;

m.	Serve to improve overall Board performance by assisting to identify critical success indicators and create measurement tools; and

n.	Invest in the Corporation as designated by the Board.

F.	REVIEW

1.

The Board will review these terms of reference at least annually or, where circumstances warrant, at such shorter interval as is necessary, to determine if further additions, deletions or other amendments are required.

SCHEDULE C - ADVANCE NOTICE POLICY

INTRODUCTION

Western Copper and Gold Corporation (the “Company”) is committed to: (i) facilitating an orderly and efficient process for holding annual general meetings and, when the need arises, special meetings of its shareholders; (ii) ensuring that all shareholders receive adequate advance notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote for directors of the Company after having been afforded reasonable time for appropriate deliberation.

PURPOSE

The purpose of this Advance Notice Policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This Policy will be subject to an annual review by the Board, which shall revise the Policy if required to reflect changes by securities regulatory authorities or stock exchanges, and to address changes in industry standards from time to time as determined by the Board.

NOMINATIONS OF DIRECTORS

1.

Only persons who are qualified to act as directors under the Business Corporations Act (British Columbia) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any annual meeting of shareholders, or at any special meeting of shareholders at which directors are to be elected, nominations of persons for election to the Board may be made only:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a valid “proposal” as defined in the Act and made in accordance with Part 5, Division 7 of the Act;

c.	pursuant to a requisition of the shareholders that complies with and is made in accordance with section 167 of the Act, as such provisions may be amended from time to time; or

d.	by any person (a “Nominating Shareholder”) who:

(i)

at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below and at the close of business on the record date fixed by the Company for such meeting, (a) is a “registered owner” (as defined in the Act) of one or more shares of the Company carrying the right to vote at such meeting, or (b) beneficially owns shares carrying the right to vote at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably. In cases where a Nominating Shareholder is not an individual, the notice set forth in paragraph 4 below must be signed by an authorized representative, being a duly authorized director, officer, manager, trustee or partner of such entity who provides such evidence of such authorization that is satisfactory to the Company, acting reasonably; and

(ii)	in either case, complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable laws, for a nomination to be validly made by a Nominating Shareholder in accordance with this Policy, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Corporate Secretary of the Company at the principal executive offices of the Company.

3.	To be timely, a Nominating Shareholder’s notice to the Corporate Secretary of the Company must be made:

a.

in the case of an annual meeting of shareholders, not less than thirty (30) days nor more than sixty-five (65) days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than fifty (50) days after the date (the “Notice Date”) on which the first public announcement (as defined below) of the date of the annual meeting was made, notice by the Nominating Shareholder may be given not later than the close of business on the tenth (10th) day following the Notice Date; and

b.

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting and/or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders, or the reconvening of any adjourned or postponed meeting of shareholders, or the announcement thereof, commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.	To be in proper written form, a Nominating Shareholder’s notice must be addressed to the Corporate Secretary of the Company, and must set forth:

a.

as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (i) the name, age, business address and residential address of the person; (ii) the present principal occupation or employment of the person and the principal occupation or employment within the five years preceding the notice; (iii) the citizenship of such person; (iv) the class or series and number of shares in the capital of the Company which are, directly or indirectly, controlled or directed or which are owned, beneficially or of record, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (v) a statement as to whether such person would be “independent” of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, Audit Committees, of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination;

b.

the full particulars regarding any oral or written proxy, contract, agreement, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company; and

c.

any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company or that would reasonably be expected to be material to a reasonable shareholder’s understanding of the experience, independence and/or qualifications, or lack thereof, of such proposed nominee. As soon as practicable following receipt of a Nominating Shareholder’s notice (and such other information referred to above, as applicable) that complies with this Policy, the Company shall publish the details of such notice through a public announcement.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which such shareholder would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the provisions of this Policy and, if the Chairman determines that any proposed nomination was not made in compliance with this Policy, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.

“public announcement” shall mean disclosure in a news release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com; and

b.

“Applicable Securities Laws” means, collectively, the applicable securities statutes of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada, and all applicable securities laws of the United States.

Notwithstanding any other provision of this Policy, notice given to the Corporate Secretary of the Company pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Corporate Secretary of the Company for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Corporate Secretary at the address of the principal executive offices of the Company, sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) or received by email (at the address as aforesaid); provided that if such delivery or electronic communication is made on a day which is not a business day or later than 5:00 p.m. (Pacific Time) on a business day, then such delivery or electronic communication shall be deemed to have been made on the next business day.

7.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any provision or requirement of this Policy.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on April 24, 2013 and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date, provided that if this Policy is not ratified and approved by an ordinary resolution of shareholders of the Company at the Company’s next shareholder meeting following the effective date of this Policy, the Policy shall, from and after the date of such shareholder meeting, cease to be of any force and effect.